Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

December 24, 2015

VIA EDGAR AND Email

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Offering Statement on Form 1-A

Filed December 15, 2015
CIK No. 0001648956

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation with you on December 23, 2015 (the “Telephone Comments”), with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001648956) filed with the Commission on December 15, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

We have paraphrased the Telephone Comments in italics with the responses immediately following each comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Telephone Comments

1.	Please provide an updated template for future NAV disclosures by the Company and include a disclosure of the fair value of the Company’s properties in such template.

Response to Comment No. 1

Please see Appendix A for an updated template the Company expects to use for future NAV disclosures, which template includes a disclosure of the fair value of the Company’s properties.

Ms. Kim McManus

Division of Corporation Finance

December 24, 2015

2.	Please file the Servicing Agreement or advise why you do not believe that it is a material contract.

Response to Comment No. 2

In response to the Staff’s comment, the Index to Exhibits will be revised to include the Servicing Agreement as an exhibit, and the Servicing Agreement will be filed as an exhibit with a future amendment to the Offering Statement. The Servicing Agreement is also attached hereto as Appendix B.

3.	The Offering Statement provides that “sales [of securities] may be restricted at certain times depending on expected volume and investor interest.” Please either delete this statement or advise why it does not impact the requirement that the offering will be a “continuous offering”.

Response to Comment No. 3

In response to the Staff’s comment, the Company will revise the disclosure on page 4 of the Offering Statement to replace this sentence: “As a result, sales may be restricted at certain times depending on expected volume and investor interest” with this sentence: “Further, the acceptance of subscriptions, whether via the Fundrise Platform or otherwise, may be briefly paused at times to allow for the Company to effectively and accurately process and settle subscriptions that have been received.”

The Company believes it is necessary to occasionally pause acceptance of subscriptions through the Fundrise Platform, so as to prevent errors in processing, which would adversely affect investors, as well as provide investors with ample time to review the offering materials and ask questions of the Company. In addition, even though the Company may occasionally pause the acceptance of subscriptions for processing purposes, the Company will continuously solicit offers to purchase in the offering from prospective investors. That is, active sales of securities may happen sporadically over the term of the Offering, but prospective investors may continuously indicate their interest to purchase securities via the Fundrise Platform at any time until the offering is fully subscribed or terminated.

Examples of processing issues that have been experienced by Fundrise Real Estate Investment Trust, LLC (“Fundrise REIT 1”), an affiliate of the Company, include investors providing (i) inaccurate investor information, (ii) inaccurate routing numbers, and (iii) account information for overdrawn accounts. At a minimum, each subscription takes at least five (5) business days to process (including acceptance of subscription, settlement of funds, etc.).

Ms. Kim McManus

Division of Corporation Finance

December 24, 2015

For example, on December 3, 2015, Fundrise REIT 1 began accepting subscriptions and received 752 subscriptions in approximately 4 hours and 4 minutes, at which time it paused the acceptance of subscriptions in order to process the individual investments.  On December 9, 2015, Fundrise REIT 1 began accepting subscriptions again, and received 428 subscriptions in approximately 68 minutes before pausing acceptance of subscriptions.  On December 18, 2015, Fundrise REIT 1 received 376 subscriptions in approximately 36 minutes before pausing acceptance of subscriptions.  On December 22, 2015, Fundrise REIT 1 received 380 subscriptions in approximately 32 minutes before pausing acceptance of subscriptions.  While much of the offering process can be automated, the Company believes that as a matter of good corporate governance, each subscription must be individually accepted and processed, which involves a myriad of manual processes that simply require a reasonable and responsible amount of time to protect against unnecessary mistakes.

The Company respectfully advises the Staff that, in the context of a Rule 415 continuous offering conducted offline through a broker, any time such broker is not actively soliciting investors, the offering is effectively closed off to new subscriptions. However, the Company is not aware of any Staff guidance in which the Staff has taken the position that an offering is no longer continuous simply because sales activities are temporarily paused for short periods of time to process subscriptions – or, in the context of an offline broker, that solicitations and sales have been suspended outside of normal business hours or over the weekend.

As an analogy, the Company believes it is reasonable to assume that an offline broker may process subscriptions on behalf of an issuer at a maximum rate of one (1) subscription every half hour – meaning such broker would need to pause its solicitation efforts for approximately 8 non-stop, 24-hour business days to process the number of subscriptions Fundrise REIT 1 received over the course of approximately 32 minutes on December 22, 2015. Notably, Fundrise REIT 1 has never paused solicitation for 8 business days or more, as it has worked diligently to timely process sales and resume accepting subscriptions.

While the Company is not employing a broker for solicitations, and is instead relying solely on passive, written communications pursuant to Exchange Act Rule 3a4-1(a)(4)(iii), the ministerial and clerical work of processing subscriptions, and other administrative duties inherent in managing such a large number of investors, necessitates that the Company be able to periodically, and for short periods of time, pause the acceptance of subscriptions in the offering so as not to overload the system.

Ms. Kim McManus

Division of Corporation Finance

December 24, 2015

As a result of the investor interest that Fundrise REIT 1 has seen, the Company believes that it will be prudent for it to periodically pause acceptance of subscriptions for the securities over the course of the offering to protect investors from processing and settlement mistakes, as well as to allow the Company to act diligently in reviewing subscriptions while complying with its obligations under the Securities Act.

[Remainder of this page left intentionally blank]

Ms. Kim McManus

Division of Corporation Finance

December 24, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Controller

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

Appendix A

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Equity REIT, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our quarterly net asset value (“NAV”) per common share;
•	the components of NAV as of ____, 20__;
•	[the status of our share redemption plan;]* and
•	[our historical share pricing information.]*

_______________________
*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated to us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	September 30, 2015	June 30, 2015
ASSETS:
Investments in securities, at fair value	$222	$111
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (20,000 common shares at $10 per share)	$200	$200
Additional paid in capital	-	-
Retained earnings	600	200
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE	$40.00	$20.00
_______

Investments at Fair Value

We use fair value measurements to record certain Investments at fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in the fair value of the certain Investments are recognized, on a gross basis, in earnings.

We determine the fair value of certain Investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Many of our Investments, measured at fair value, do not trade in an active market with readily observable prices. Accordingly, the fair values of certain Investments are determined using a direct capitalization model utilizing assumptions market participants experience resulting in changes in cap rates and other factors. Fair value measurements of these Investments use significant unobservable inputs and, accordingly, we classify them as Level 3.

We have ongoing monitoring procedures in place for our Level 3 assets that use such internal valuation models. These procedures are designed to provide reasonable assurance that models continue to perform as expected after approved. All internal valuation models are subject to ongoing review by business-unit-level management and the executive management team.

As of ____, 20__, the valuation of $__ million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $___ million, representing an increase of approximately $___ million or __%. At [Date] and [Date], Investments measured at fair value on a recurring basis were:

Investments at Fair Value
	[Date]		[Date]
Aggregate investment stated value	$	[x,xxx]	$-
Fair valuation adjustments		-	-
Fair Value	$	[x,xxx]	$-

We determined the fair values of certain Investments using inputs and methods that are categorized in the fair value hierarchy, as follows (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
December 31, 2014
Investments at fair value
December 31, 2013
Investments at fair value	$—	$—	$—	$—

Investments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. Our fair value approach for Level 3 instruments primarily uses unobservable inputs, but may also include observable, actively quoted components derived from external sources. The fair values of Investments are determined using a direct capitalization model, and other factors including the ability to generate a profit, ability to operate on a cash-flow positive basis and liquidity position.

Significant Unobservable Inputs

The following are key assumptions (shown on a weighted-average basis) about the unobservable inputs used for certain of our Level 3 fair value measurements at [Date] (in thousands):

Property	Type	Overall Cap Rate	Direct Cap Value
New York, NY	Office	7.25%	$1,230,000
Washington, DC	Retail	7.00%	$2,160,000
Los Angeles, CA	Multifamily	6.50%	$810,000
Chicago, IL	Industrial	7.25%	$1,000,000
Miami, FL	Office	5.50%	$1,060,000
Seattle, WA	Retail	6.50%	$820,000
Weighted Average Basis		___ %

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of __% would reduce the value of our real properties as of ____, 20__ by approximately __%.

The valuation technique used for our Level 3 assets and liabilities, as presented in the previous table, is described as follows:

Direct Capitalization Method– Direct Capitalization techniques consist of developing a fair value amount for an asset by estimating current or future Net Operating Income for an asset and dividing this Net Operating Income by the prevailing market capitalization rate (“Overall Cap Rate”) for similar asset types and locations.

Significant unobservable inputs presented in the previous table are those we consider significant to the estimated fair values of the Level 3 assets and liabilities. We consider unobservable inputs to be significant, if by their exclusion, the estimated fair value of the Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the table.

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

The direct capitalization technique that we use to determine the fair value of certain Level 3 Investments requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value. Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. For example, changes in net operating income, or prevailing cap rates for a particular property type will change the estimated fair value of certain Investments. When multiple inputs are used within the valuation technique of an Investment, a change in one input in a certain direction may be offset by an opposite change in another input.

Appendix B

SERVICING AGREEMENT

This SERVICING AGREEMENT (this “Agreement”) is made and entered into as of January [ ], 2016, by and between FUNDRISE EQUITY REIT, LLC, a Delaware Limited liability company (“Fundrise”) and FUNDRISE SERVICING, LLC, a Delaware limited liability company, as servicer (the “Servicer”). Fundrise and the Servicer may be referred to herein each individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, Fundrise desires to retain the Servicer to provide various financial services with respect to the various real estate assets, investments or properties that Fundrise may acquire from time to time (collectively, the “Assets”), including loan collection and related administrative services; and

WHEREAS, the Servicer agrees to perform such services, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

APPOINTMENT

Section 1.1.            Appointment. Fundrise hereby retains the Servicer as an independent contractor to perform the services described in this Agreement and the individual agreement governing each Asset (collectively, the “Asset Agreements”) that may be acquired by Fundrise in the future (collectively, the “Services”). The Servicer will perform the Services on the terms and conditions set forth in this Agreement, and will be subject to the responsibilities, duties and liabilities relating thereto placed on the Servicer hereunder and under the Asset Agreements. For and on behalf of Fundrise, the Servicer will service and administer the Assets in accordance with the provisions of this Agreement, the Asset Agreements and the instructions of Fundrise hereunder.

ARTICLE II

TERM AND TERMINATION

Section 2.1.            Term. Except as described below, this Agreement will continue in existence and effect until the earlier of (a) the termination of all of the Asset Agreements in accordance with each of their terms or (b) mutual consent in writing of Fundrise and the Servicer. In the event of an expiration or early termination of this Agreement or of the Servicer’s obligations hereunder, the Servicer will use commercially reasonable efforts to cooperate with Fundrise in effecting an orderly transition to a replacement servicer.

Section 2.2.            Termination by Fundrise. Fundrise at its option may terminate this Agreement if any of the following occurs:

(a)                failure by the Servicer to duly observe or perform, in any material respect, any covenants, obligations or agreements of the Servicer as set forth in this Agreement or the Asset Agreements which failure continues unremedied for a period of ten (10) days after the date on which written notice of such failure, requiring the same to be remedied, is given to the Servicer by Fundrise;

(b)               a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, is entered against the Servicer and such decree or order remains in force, undischarged or unstayed for a period of thirty (30) days;

(c)                the Servicer consents to the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, a marshaling of assets and liabilities or similar proceedings of or relating to the Servicer or relating to all or substantially all of the Servicer’s property; or

(d)               the Servicer admits in writing its inability to pay its debts as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

ARTICLE III

TERMS AND DEFINITIONS

Section 3.1.            Certain Defined Terms. The following defined terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that (i) directly or indirectly controls, is controlled by or is under common control with such Person or (ii) is an officer or director of such Person. A Person shall be deemed to be “controlled by” another Person if such other Person possesses, directly or indirectly, power (a) to vote 5% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing partners of such other Person, or (b) to direct or cause the direction of the management and policies of such other Person whether by contract or otherwise. The word “Affiliated” has a correlative meaning.

“Agreement” has the meaning set forth in the preamble.

“Assets” has the meaning set forth in the recitals.

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“Asset Agreements” has the meaning set forth in Section 1.1.

“Applicable Law” means, with respect to any Person, any law (statutory or common), treaty, rule, regulation or determination of an arbitrator or of any nation or government, any State or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, in any case, by which such Person is bound or to which such Person is subject.

“Fundrise” has the meaning set forth in the preamble.

“Party” shall mean, individually and collectively, each of Fundrise and Servicer.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization of government or any agency or political subdivision thereof.

“Services” has the meaning set forth in the preamble.

“Servicing Standard” shall mean that the Servicer shall service each Asset and perform its duties hereunder in the best interests of and for the sole benefit of Fundrise in accordance with Applicable Law, the terms of this Agreement and each Asset Agreement and, to the extent consistent with the foregoing, the higher of the following standards: (i) in the same manner in which it services and administers commercial real estate assets, investments or property similar to the Assets, as applicable, held in its own portfolio or in the portfolio of any of its Affiliates giving due consideration to customary and usual standards of practice of prudent institutional commercial lenders or equity investors servicing their own assets, and (ii) the same care, skill, prudence and diligence with which Servicer services and administers similar commercial real estate assets, investments or property similar to the Assets, as applicable for other third-parties (except that under no circumstance shall Servicer have any liability arising from any action or inaction by Servicer to the extent such action or inaction was directed by Fundrise exercising its rights hereunder).

“Services” has the meaning set forth in Section 1.1.

ARTICLE IV

PERFORMANCE AND DUTIES OF SERVICER

Section 4.1.            Servicer’s Duties as Servicer. The Servicer will perform the Services.

Section 4.2.            Servicer as Independent Contractor. The Servicer will have the status of an independent contractor. Nothing herein contained shall be considered to create a partnership or joint venture between Fundrise and the Servicer.

Section 4.3.            Standard of Performance. The Servicer will at all times comply with the Servicing Standard.

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Section 4.4.            Servicing Fee. Servicer shall be entitled to a servicing fee from 0 to 0.50% as stated in each particular Asset Agreement, calculated as an annual percentage of the stated value of the asset, and shall be payable at the time any such payments on the Asset are made. Such fee may be waived by Servicer at such times as Servicer determines in its sole discretion.

Section 4.5.            Special Servicing Fee. Servicer shall be entitled to a quarterly special servicing fee equal to an annualized rate of 2.00% of the original value of an Asset that, in the sole discretion of the manager of Fundrise, is deemed to be a non-performing asset.

ARTICLE V

BOOKS AND RECORDS

Section 5.1.            General. During the term of this Agreement, the Servicer will maintain complete and accurate files and records pertaining to the Assets and of all business activities and operations conducted by the Servicer in connection with its performance under this Agreement. The Servicer will at all times maintain an adequate system of audit and internal controls. The Servicer agrees that its records with respect to the Assets will reflect that the Assets are owned by Fundrise and that all documents and records generated by the Servicer, which pertain to the Assets, shall remain the property of Fundrise.

Section 5.2.            Fundrise’s Right to Examine Books and Records. During the term of this Agreement and for a twelve (12) month period following any expiration or early termination of this Agreement, Fundrise and its duly authorized agents, regulators, representatives or employees may, at such reasonable times agreed upon, inspect, audit, and make copies of any of the Servicer’s records, files, reports and related materials pertaining to the Assets and to the Servicer’s performance under this Agreement.

ARTICLE VI

REPRESENTATION AND WARRANTIES

Section 6.1.            Representations and Warranties of the Servicer. The Servicer represents and warrants to Fundrise as follows:

(a)                Organization and Good Standing. The Servicer has been duly organized and is validly existing and in good standing under the laws of the State of Delaware, with the power and authority to carry on its business as presently conducted and to perform its obligations under this Agreement. The Servicer is duly licensed or qualified to do business as a foreign entity in good standing in the jurisdiction where its principal place of business and chief executive office are located and in each other jurisdiction in which the failure to be so licensed or qualified would be reasonably likely to have a material adverse effect on the Servicer’s ability to perform its obligations under this Agreement.

(b)               Due Authorization. The Servicer has duly authorized, executed and delivered this Agreement. This Agreement constitutes the legal, valid, and binding obligations of the Servicer, enforceable in accordance with the terms thereof, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally.

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(c)                No Violation. The execution and delivery of this Agreement, and the consummation of the transactions contemplated thereby, will not violate the operating agreement or articles of organization of the Servicer, will not conflict with or constitute a default under any applicable provision in any material agreement, contract, or other instrument to which the Servicer is a party or by which the Servicer or its properties are bound, and will not violate or conflict with any law, judgment or governmental rule, regulation or order applicable to the Servicer.

(d)               No Consent. The execution, delivery and performance by the Servicer of this Agreement does not require the consent or approval of, the giving of notice to, registration with, or the taking of any other action in respect of, any federal or state governmental authority or agency, including any judicial body or any other person or entity, or any creditor of such Servicer.

(e)                Litigation. No action, suits, proceedings or investigations are pending or, to the knowledge of the Servicer, threatened against the Servicer or any of its Affiliates at law or in equity in any court or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (i) in connection with this Agreement, (ii) which, if determined adversely, could have a material adverse effect on the Servicer, or (iii) which seek to enjoin, either directly or indirectly, the execution, delivery or performance by the Servicer of this Agreement.

(f)                Compliance with Law. Servicer (i) is in compliance with all Applicable Laws, and (ii) is not in violation of any order of any governmental authority or other board or tribunal by which Servicer is bound or to which it is subject, except, in the case of both (i) and (ii), where any such noncompliance or violation would not reasonably be expected to have or result in a material adverse effect on the Servicer or its ability to perform its obligations under this Agreement; and Servicer has not received any notice that Servicer is not in material compliance in any respect with any of the requirements of any of the foregoing; and Servicer has maintained in all material respects all records required to be maintained by any applicable governmental authority.

Section 6.2.            Representations and Warranties of Fundrise. Fundrise represents and warrants to the Servicer as follows:

(a)                Due Organization. Fundrise has been duly organized and is validly existing and in good standing under the laws of the state in which it is organized, with the power and authority to carry on its business as presently conducted and to perform its obligations under this Agreement. Fundrise is duly licensed or qualified to do business as a foreign entity in good standing in the jurisdiction where its principal place of business and chief executive office are located and in each other jurisdiction in which the failure to be so licensed or qualified would be reasonably likely to have a material adverse effect on Fundrise’s ability to perform its obligations under this Agreement.

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(b)               Due Authorization. Fundrise has duly authorized, executed and delivered this Agreement. This Agreement constitutes the legal, valid, and binding obligations of Fundrise, enforceable in accordance with the terms thereof, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally.

(c)                No Violation. The execution and delivery of this Agreement, and the consummation of the transactions contemplated thereby, will not violate the operating agreement or articles of organization of Fundrise, will not conflict with or constitute a default under any applicable provision in any material agreement, contract, or other instrument to which Fundrise is a party or by which Fundrise or its properties are bound, and will not violate or conflict with any law, judgment or governmental rule, regulation or order applicable to Fundrise.

(d)               No Consent. The execution, delivery and performance by Fundrise of this Agreement does not require the consent or approval of, the giving of notice to, registration with, or the taking of any other action in respect of, any federal or state governmental authority or agency, including any judicial body or any other person or entity or any creditor of Fundrise.

(e)                Litigation. No action, suits, proceedings or investigations are pending or, to the knowledge of Fundrise, threatened against Fundrise or any of its Affiliates at law or in equity in any court or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (i) in connection with this Agreement, (ii) which, if determined adversely, could have a material adverse effect on Fundrise, or (iii) which seek to enjoin, either directly or indirectly, the execution, delivery or performance by Fundrise of this Agreement.

ARTICLE VII

INDEMNITIES

Section 7.1.            Servicer’s Indemnification. Servicer shall indemnify and hold harmless Fundrise and its trustee, directors, officers, employees and agents from and against any third party claims, losses, reasonable attorneys’ fees, damages, liabilities, costs, expenses, or suits for injury to any person, damage to or loss of property, or any other claim directly arising out of any grossly negligent or willful act or omission of Servicer, its employees, agents, or subcontractors or arising from the breach or performance by it of this Agreement or any other agreement, instrument, or document executed in connection with this Agreement.

Section 7.2.            Fundrise’s Indemnification. Fundrise shall indemnify and hold harmless Servicer and its trustee, directors, officers, employees, stockholders and agents from and against any third party claims, losses, reasonable attorneys’ fees, damages, liabilities, costs, expenses, or suits for injury to any person, damage to or loss of property, or any other claim directly arising out of any grossly negligent or willful act or omission of Fundrise, its employees, agents, or subcontractors or arising from the breach or performance by it of this Agreement or any other agreement, instrument, or document executed in connection with this Agreement.

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ARTICLE VIII

MISCELLANEOUS

Section 8.1.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Such notices and other communications shall be mailed, faxed, transmitted or delivered to each Party at its address listed on the signature pages hereto, or at such other address as shall be designated by such Party in a written notice to the other Party.

Section 8.2.            Amendment. This Agreement may be amended or any provision hereof waived, but only in a written instrument signed by both Parties.

Section 8.3.            Cooperation. To the extent reasonably practicable, the Parties will cooperate with and assist each other in carrying out their respective obligations hereunder and in connection therewith shall execute and deliver such documents and instruments, and shall take such action as may be necessary or appropriate in furtherance thereof.

Section 8.4.            Confidentiality. Unless otherwise consented to by the other Party, each Party hereby agrees that it will not disclose any confidential or proprietary information furnished by a Party in connection with this Agreement, except (a) where such Party reasonably believes such disclosure is required by Applicable Law; (b) to any one or more of such Party’s employees, officers, directors, agents, advisors, attorneys or accountants; or (c) where such Party reasonably believed such disclosure is necessary for the enforcement of such Party’s rights under this Agreement.

Section 8.5.            Further Information. The Servicer will provide such information and supporting documentation, as Fundrise shall reasonably request from time to time with respect to the Assets.

Section 8.6.            GOVERNING LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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Section 8.7.            Partial Invalidity. If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under Applicable Law, neither the legality, validity or enforceability of the remaining provisions hereof, nor the legality, validity or enforceability of such provision under Applicable Law, shall in any way be affected or impaired thereby.

Section 8.8.            Waiver. No failure on the part of any Party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 8.9.            Successors and Assigns.

(a)                This Agreement shall bind and inure to the benefit of and be enforceable by Fundrise and the Servicer, and the respective successors and permitted assigns of Fundrise and the Servicer. Either Party may assign this Agreement in whole or in part to any of its Affiliates with prior written notice to the other Party.

(b)               Fundrise may assign this Agreement in connection with any permitted assignment of an Asset in accordance with the terms of such Asset Agreement.

(c)                The Servicer may not assign its rights and obligations hereunder to a Person other than its Affiliate except with the written consent of Fundrise acting in its sole discretion.

Section 8.10.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original and together shall constitute one and the same agreement among the Parties. Execution and delivery of this Agreement by facsimile transmission shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an originally manually signed copy hereof.

Section 8.11.        Interpretation. This Agreement has been negotiated by the Parties and their respective counsel. This Agreement shall be interpreted fairly in accordance with its terms and without any construction in favor of or against either Party. In addition, for purposes of interpreting this Agreement, (a) unless the context otherwise requires, the singular includes the plural, and the plural includes the singular; (b) unless otherwise specifically stated, the words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or paragraph; and (c) the words “include” and “including” shall not be construed as terms of limitation, and shall therefore mean “including but not limited to” and “including without limitation.”

Section 8.12.        Conflicts. As between the Parties, in the event of any conflict between the terms and provisions of any Asset Agreement and this Agreement, the terms and provisions of this Agreement shall control.

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Section 8.13.        Merger or Consolidation of the Servicer. The Servicer shall keep in full effect its existence, rights and franchises and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement or the Assets and to perform its duties under this Agreement. Any Person into which the Servicer may be merged or consolidated, or any entity resulting from any merger, conversion or consolidation to which the Servicer shall be a Party, or any Person succeeding to substantially all of the business of the Servicer (whether or not related to loan servicing) shall be the successor of the Servicer hereunder, without the execution or filing of any paper or any further act on the part of the Parties, anything herein to the contrary notwithstanding.

[Remainder of the Page Intentionally Left Blank;

Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed by one of its duly authorized officers, as of the date first above written.

FUNDRISE EQUITY REIT, LLC

By: Fundrise Advisors, LLC, its Manager

By:
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

FUNDRISE SERVICING, LLC

By: Rise Companies Corp., its Manager

By:
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

[Signature Page to Servicing Agreement]